FORM 3/A          U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                          OMB APPROVAL
                                          OME Number 3235-0104
                                          Expires:April 30, 1997
                                          Estimated average
                                             burden hours per
                                             response .. 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934.  Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

        Superior Partners, Ltd.
       (Last)            (First)     (Middle)

        444 Madison Avenue
             (Street)

        New York          New York       10022
        (City)             (State)       (Zip)

2.   Date of Event Requiring Statement (Month/Day/Year) 05/16/97



3.   IRS or Social Security Number of Reporting Person
     (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol

     Summo Minerals Corporation

5. Relationship of Reporting Person to Issuer (Check all applicable)

        Director                   X  10% Owner
        Officer (give title           Other (specify
                   below)                      below)
          Chief Financial Officer


6.   If Amendment, Date of Original (Month/Day/Year)

     06/10/97
                         Table I
      Non-Derivative Securities Beneficially Owned

1. Title of         2. Amount of   3. Ownership   4. Nature of
   Security            Securities     Form: Direct   Indirect
   (Instr. 4)          Beneficially   (D) or         Beneficial
                       Owned          Indirect (I)   Ownership
                       (Instr. 4)     (Instr. 5)     (Instr. 5)
Common Stock             2,743,200      (D)
Common Stock             1,597,280      (I)       By James C.
                                                     Dudley
Common Stock             548,640        (I)       By Elisabeth C.
                                                     Dudley
Common Stock             150,876        (I)       By Henry C.
                                                     Dudley
Common Stock             1,016,090      (I)       By Greenhouse
                                                     Associates
Common Stock             100,000        (I)       By Highstead
                                                     Foundation

                         Table II
Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative
     Security (Instr. 4)           Warrants to purchase

2.   Date Exercisable and
     Expiration Date
     (Month/Day/Year)
     -    Date Exercisable         current
     -    Expiration Date          5/16/99

3.   Title and Amount of
     Securities Underlying
     Derivative Security
     (Instr. 4)
     -    Title                    Common Stock
     -    Amount or Number
          of Shares                4,539,996

4.   Conversion or Exercise
     Price of Derivative
     Security                      $1.25 Cdn.

5.   Ownership Form of             (D)  2,743,200
     Derivative Security:          (I)  1,597,280 By James C.
     Direct (D) or Indirect (I)                      Dudley
     and Nature of Indirect        (I)  548,640 By Elisabeth C.
     Beneficial Ownership                          Dudley
                                   (I)  150,876 By Henry C.
                                                   Dudley


                         Table II
Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative
     Security (Instr. 4)           Warrants to purchase

2.   Date Exercisable and
     Expiration Date
     (Month/Day/Year)
     -    Date Exercisable         current
     -    Expiration Date          10/19/98

3.   Title and Amount of
     Securities Underlying
     Derivative Security
     (Instr. 4)
     -    Title                    Common Stock
     -    Amount or Number
          of Shares                616,090

4.   Conversion or Exercise
     Price of Derivative
     Security                      $1.10 Cdn.

5.   Ownership Form of             (D)  By Greenhouse Associates
     Derivative Security:
      Direct (D) or Indirect (I)
     and Nature of Indirect
     Beneficial Ownership


Explanation of Responses:





Date:  June 10, 1997      /s/ Frank E. Shanley
                         Frank E. Shanley, as attorney-in-fact
                         for Superior Partners, Ltd., James D.
                         Dudley, Elisabeth C. Dudley, Henry C.
                         Dudley, Greenhouse Associates and
                         Highstead Foundation

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
     U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


                     REPORTING PERSON AS REQUESTED BY
                   GENERAL INSTRUCTION 5(b)(v) TO FORM 3

1.   Superior Partners, Ltd.
     444 Madison Avenue
     New York, New York 10022

2.   James C. Dudley
     444 Madison Avenue
     New York, New York 10022

3.   Elisabeth C. Dudley
     444 Madison Avenue
     New York, New York 10022

4.   Henry C. Dudley
     444 Madison Avenue
     New York, New York 10022

5.   Greenhouse Associates
     444 Madison Avenue
     New York, New York 10022

6.   Highstead Foundation
     444 Madison Avenue
     New York, New York 10022